Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, January 4, 2013

FAIRFAX DECLARES ANNUAL DIVIDEND

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that it has declared a dividend of US$10.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 29, 2013 to shareholders of record on January 22, 2013. Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Consistent with the practice of prior years, the amount of this dividend was determined taking into account the current operating results of Fairfax and its insurance and reinsurance companies and the current cash position at the Fairfax holding company. Consequently, as each year’s circumstances are different, this dividend should not be regarded as indicative of the amount of any future annual dividends.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at
(416) 367-4941

Media Contact
Paul Rivett, Vice President, Operations, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946